HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                November 2, 2009

Rose Zukin
Mailstop 4720
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Cel-Sci Corporation
            Registration Statement on Form S-3
            File No. 333-161504


     This letter provides the Company's responses to the comment received from the staff by letter dated November 2, 2009. The "anti-dilution" provisions of the Series K warrants provide that if the warrant exercise price decreases, the number of shares issuable upon the exercise of the warrants increases. Consequently, if the warrant exercise price was reset to $0.20, and if all remaining Series K warrants were exercised, the proceeds to CEL-SCI from the exercise of warrants would be the same, although CEL-SCI would be required to issue more shares.

     The second bullet point of the Risk Factor which is the subject of the staff's comment states that if the warrant exercise price decreases the number of shares issuable upon the exercise of the warrants will increase.


                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.


                                          By:    /s/ William T. Hart

                                                 William T. Hart

WTH:ap